UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

____________________

U.S. Well Services, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91274U 101
(CUSIP Number)

Ross A. Oliver

Crestview Partners

590 Madison Avenue, 36th Floor New York, NY 10022

(212) 906-0700

Copies to:

E. Ramey Layne

 James M. Garrett

Vinson & Elkins L.L.P.

 1001 Fannin, Suite 2500

Houston, Texas 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

91274U 101

1	NAME OF REPORTING PERSON Crestview Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,875,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,875,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,875,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.98%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock held directly by Crestview III USWS, L.P., (ii) 952,090 shares of Class A Common Stock held directly by Crestview III USWS TE, LLC and (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), in each case for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner.

(2)	Based on 64,626,431 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 9, 2018 and includes 3,625,000 shares of Class A Common Stock issuable upon exercise of private placement warrants that will become exercisable on December 9, 2018. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	NAME OF REPORTING PERSON Crestview III USWS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,752,474(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,752,474(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 22,752,474(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.42%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock and (ii) 3,454,564 shares of Class A Common Stock issuable upon exercise of the Warrants (as defined below).

(2)	Based on 64,626,431 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 9, 2018 and includes 3,454,564 shares of Class A Common Stock issuable upon exercise of private placement warrants that will become exercisable on December 9, 2018. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	NAME OF REPORTING PERSON Crestview III USWS TE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,122,526 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,122,526 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,122,526 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 952,090 shares of Class A Common Stock and (ii) 170,436 shares of Class A Common Stock issuable upon exercise of the Warrants.

(2)	Based on 64,626,431 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 9, 2018 and includes 170,436 shares of Class A Common Stock issuable upon exercise of private placement warrants that will become exercisable on December 9, 2018. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock and Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) are treated as a single class for purposes of this Statement because they vote together as a single class.

The principal executive offices of the Issuer are located at 770 South Post Oak Lane, Suite 405, Houston, TX 77056.

Item 2.	Identity and Background

The names of the persons filing this Statement are Crestview Partners III GP, L.P. (“Crestview GP”), Crestview III USWS, L.P. (“Crestview III LP”) and Crestview III USWS TE, LLC (“Crestview III LLC,” and together with Crestview III LP, the “Crestview Parties” and, together with Crestview GP, the “Reporting Persons” and each, a “Reporting Person”). Crestview GP and Crestview III LP are each a Delaware limited partnership. Crestview III LLC is a Delaware limited liability company. Each of the Reporting Persons is a private investment fund. Crestview GP serves as the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Decisions by Crestview GP to vote or dispose of the Class A Common Stock held by the Crestview Parties requires the approval of a majority of the 9 members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of the Class A Common Stock held by the Crestview Parties. Each of the foregoing individuals disclaims beneficial ownership of all such Class A Common Stock. The address of the principal office of each of the Reporting Persons is c/o Crestview, 590 Madison Avenue, 36th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Crestview Parties collectively purchased 20,250,000 shares of Class A Common Stock (the “Acquired Shares”) and 7,250,000 private placement warrants with each warrant exercisable for one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, or $11.50 per whole share (the “Warrants”) for aggregate consideration of $180,000,000 pursuant to the Subscription Agreement (the “Subscription Agreement”), dated July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., the Crestview Parties, and, solely for purposes of Section 12(a) therein, Crestview Partners III (TE), L.P. (“VCOC I”) and Crestview Partners III Co-Investors, L.P. (“VCOC II,” and, together with VCOC I, “Crestview VCOC”). The Warrants become exercisable 30 days after the closing of the Merger Agreement (as discussed in Item 4), which closed on November 9, 2018. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

Item 4.	Purpose of Transaction.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

On July 13, 2018, the Issuer entered into a Merger and Contribution Agreement (the “Merger Agreement”), by and among the Issuer, MPAC Merger Sub LLC, USWS Holdings, certain owners of equity interests in USWS Holdings and, solely for the purposes specified therein, the seller representative named therein. In connection with the entry into the Merger Agreement, the Issuer entered into a Subscription Agreement, pursuant to which (i) the Reporting Persons purchased the Acquired Shares and the Warrants and (ii) the Issuer agreed that Crestview VCOC shall have the right to designate (x) two directors to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 14.3% of the outstanding Class A Common Stock and (y) one director to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 5% and less than 14.3% of the Class A Common Stock. Adam J. Klein, who is a Partner of each of Crestview, L.L.C. and Crestview Advisors, L.L.C., currently serves as Crestview VCOC’s designee on the Issuer’s board of directors, and in such capacity may have influence over the corporate activities of the Issuer.

Concurrently with the closing of transactions contemplated by the Merger Agreement, each of the Crestview Parties entered into the Amended and Restated Registration Rights Agreement, dated November 9, 2018 (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), (i) all or any portion of the shares of Class A Common Stock that the holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exercise or exchange of any other security therefor and (ii) the Warrants.

The Reporting Persons acquired the Common Stock reported herein solely for investment purposes. The Reporting Persons may acquire or dispose of additional securities of the Issuer from time to time in the market or in private transactions, including pursuant to the Reporting Persons’ exercise of the Warrants. The Reporting Persons may make additional purchases or sales of Common Stock either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

Except as discussed above, the Reporting Persons have no plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Statement (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), each Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The below table sets forth the number of Common Stock directly and beneficially owned by each of the Reporting Persons. The shares directly owned by the Crestview Parties are deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. Neither Crestview III LP nor Crestview III LLC have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.

Reporting Persons	Class A Common Stock Owned Directly	Aggregate Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned (2)
Crestview Partners III GP, L.P.	0	23,875,000	34.98%
Crestview III USWS, L.P.	19,297,910	22,752,474	33.42%
Crestview III USWS TE, LLC	952,090	1,122,526	0.02%

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock held directly by Crestview III USWS, L.P., (ii) 952,090 shares of Class A Common Stock held directly by Crestview III USWS TE, LLC and (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), in each case for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner.

(2)	Based on 64,626,431 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 9, 2018 and includes the applicable portion of the 3,625,000 shares of Class A Common Stock issuable upon exercise of private placement warrants that will become exercisable on December 9, 2018. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 9, 2018, Crestview III LLC and Crestview III LP entered into a Side Letter (the “Side Letter”) by and between Crestview III LLC, Crestview III LP, Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (the “Sponsor”), pursuant to which the Sponsor agreed to transfer an aggregate of 125,000 shares of Class A Common Stock to Crestview III LP and Crestview III LLC. Such shares of Class A Common Stock will continue to be held by the Sponsor until the satisfaction of certain vesting conditions described in the Side Letter. The foregoing description of the Side Letter is qualified in its entirety by the terms of the Side Letter, a copy of which is attached hereto as Exhibit 5.

Except as otherwise described in this Statement and the agreements incorporated by reference herein and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the entities named in Item 2 and between such entities and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement by and among the Reporting Persons dated as of September 9, 2018 (filed herewith).
2	Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1 to Matlin & Partners Acquisition Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 16, 2018).
3	Crestview Subscription Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., Crestview III USWS, L.P., Crestview III USWS TE, LLC and, solely for purposes described therein, the entities named therein (incorporated by reference to Exhibit 10.2 to Matlin & Partners Acquisition Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 16, 2018).
4	Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by among U.S. Well Services, Inc. and the holders named therein (incorporated by reference to Exhibit 4.1 to U.S. Well Services, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on November 16, 2018).
5	Side Letter, dated as of November 9, 2018, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2018

CRESTVIEW PARTNERS III GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS, L.P.

By:	Crestview III USWS GenPar, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS TE, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel